MDS Reports Fourth Quarter Fiscal 2002 Results

MDS Finishes Year with Another Quarter of Growth

Toronto, Canada, December 12, 2002… MDS Inc. (TSX: MDS, NYSE: MDZ) today reported strong performance in its fourth quarter ended October 31, 2002. Operating income grew 20% from $41 million in the fourth quarter of 2001 to $49 million in the fourth quarter of 2002. Revenues increased by 11% to $475 million. Basic earnings per share increased 20% from $0.15 in the fourth quarter of 2001 to $0.18 in the same period this year. Earnings per share from core businesses, which include the Life Sciences and Health segments and exclude non-recurring items, grew 42% to $0.27 compared to $0.19 in the fourth quarter of 2001.

Revenues grew 10% to $1,792 million in 2002 from $1,636 million in 2001. Operating income grew to $212 million from $154 million in the prior year, an increase of 38%. A table comparing the components of earnings, year over year, is included later in this release.

"I am pleased with the fourth consecutive quarter of growth at MDS." said John Rogers, MDS President and CEO. "Our businesses continue to deliver on their plans; in particular MDS Pharma Services and MDS Sciex who performed exceptionally well," he added.

Operating results by reportable segment for the quarter were (amounts in CDN$ millions):

Fourth Quarter	2002			2001		
Segment	Revenues	Operating Income (loss)	Operating Margin %	Revenues	Operating Income (loss)	Operating Margin %
Life Sciences	287	45	16	249	43	17
Health	188	18	10	178	13	7
Core Businesses	475	63	13	427	56	13
Proteomics	-	(14)	n/m	1	(15)	n/m
	475	49	10	428	41	10

Operating results by reportable segment for fiscal 2002 were (amounts in CDN$ millions):

Full Year	2002			2001		
Segment	Revenues	Operating Income (loss)	Operating Margin %	Revenues	Operating Income (loss)	Operating Margin %
Life Sciences	1,068	205	19	933	143	15
Health	721	59	8	700	64	9
Core Businesses	1,789	264	15	1,633	207	13
Proteomics	3	(52)	n/m	3	(53)	n/m
	1,792	212	12	1,636	154	9

Components of earnings per share for the quarter are summarized below:

	Fourth Quarter		Full Year	
	2002	2001	2002	2001
Earnings per share from core businesses	$0.27	$0.19	$1.02	$0.70
Restructuring activities, net	-	-	-	(0.03)
Gain from issue of shares by MDS Proteomics	-	-	-	0.33
Impact of MDS Proteomics	(0.09)	(0.04)	(0.27)	(0.17)
Basic earnings per share	$0.18	$0.15	$0.75	$0.83

Life Sciences Segment

For the quarter, revenues in the Life Sciences segment grew to $287 million from $249 million for the same period in 2001, an increase of 15%. Operating income increased to $45 million in the quarter from $43 million in the same period last year.

Performance in the Life Sciences segment continued on the strength of performance in the analytical instruments and the contract research businesses. Strong sales of mass spectroscopy products fueled by the API 4000 and its predecessor products, contributed to the 33% increase in revenues in the analytical instrument business. Market share recovery in our generics business, growth in our global clinical research business and bioanalysis resulted in a 19% increase in revenues at MDS Pharma Services over the same period last year. Isotopes revenues grew 2% in the fourth quarter with growth coming from all lines of business.

During the quarter there were a number of important developments in our Life Sciences business including:

-more-

- We received approval from CNSC to resume low-power commissioning of MAPLE 1.
- We successfully secured two late-stage global clinical research contracts totaling more than $80 million over six years.
- Sales of Zevalin, the first radiolabelled monoclonal antibody therapeutic product, began to increase in October after Medicare funding codes were assigned. We produce the yttrium-90 isotopes used to radiolabel Zevalin.

Health Segment

In the Health segment, revenues were $188 million compared to $178 million for the same quarter in 2001. Operating income for this segment increased by 38% to $18 million in the quarter compared to $13 million for the same period in the prior year. The Diagnostics business grew 18% in the fourth quarter, as a result of growth in our US and Canadian lab businesses.

During the quarter, a number of initiatives impacted our performance in the Health segment, including:

- Conclusion of our fee negotiations in British Columbia and recent fee negotiations in Ontario and Alberta ensure reliable cash flow to support the growth opportunities in both Canada and the US.
- MDS Diagnostic Services continues to make good progress in migrating esoteric testing to ARUP, a leading esoteric testing laboratory based in Salt Lake City, Utah. ARUP will serve as the primary esoteric testing laboratory for our laboratory partnerships in the US.

Proteomics Segment

In the Proteomics segment, operating losses were $14 million dollars in a quarter that focused on furthering the building of relationships with potential pharma and biotech partners and preserving cash flow. The increase in operating losses compared to the third quarter was attributed to expenses related to reductions in certain proteomics operations.

Corporate

After the quarter, the Company launched a US$311 million private placement debt issue. The proceeds of this issue will be used to repay two tranches of our existing long-term bank debt in 2003.

Outlook

"2002 has been a year of improved performance across all of MDS. Virtually all of our businesses performed well in a challenging environment and are well positioned to take advantage of the opportunities going forward." added MDS President and CEO, John Rogers.

MDS will be holding a conference call today at 11:00 am. This call will be webcast live at www.mdsintl.com and will also be available in archived format at http://www.mdsintl.com/news_present.asp after the call. The Management Discussion and Analysis (MD&A) document can be accessed at http://www.mdsintl.com/mda/q402.pdf

MDS Inc. (TSX: MDS; NYSE: MDZ) is an international health and life sciences company. In many of its products and services, it is among the largest and most respected companies in the world. MDS's focus is on advancing health through science. It does this by providing: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research services to speed discovery and development of new drugs, therapy systems for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs more than 11,000 highly skilled people at its global operations on five continents. Detailed information about the Company is available at the MDS Web site at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For Further Information Contact:
Sharon Mathers
Vice-President, Investor Relations
416-213-4721
smathers@mdsintl.com

Gary Goertz
Executive Vice-President, Finance & CFO
416-213-4177
ggoertz@mdsintl.com

CONSOLIDATED FINANCIAL STATEMENTS

MDS Inc.
October 31, 2002

[Incorporated under the Canada Business Corporations Act]

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at October 31 [millions of Canadian dollars]	2002 $	2001 $
ASSETS		
Current		
Cash and cash equivalents	194	183
Accounts receivable	328	299
Inventories	153	162
Income taxes recoverable	21	8
Prepaid expenses	25	24
Future tax assets	-	5
	721	681
Capital assets	740	661
Future tax assets	35	72
Long-term investments and other *[note 2]*	267	212
Goodwill	779	776
Total assets	**2,542**	2,402
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness	10	12
Accounts payable and accrued liabilities	317	320
Deferred income	63	89
Income taxes payable	17	22
Current portion of long-term debt	13	17
	420	460
Long-term debt *[note 3]*	602	536
Deferred income and other	59	81
Future tax liabilities	51	21
Minority interest	56	61
	1,188	1,159
Shareholders' equity		
Share capital *[note 4]*	805	789
Retained earnings	543	457
Cumulative translation adjustment	6	(3)
	1,354	1,243
Total liabilities and shareholders' equity	**2,542**	2,402

See accompanying notes

MDS Inc.

CONSOLIDATED STATEMENTS OF INCOME

[millions of Canadian dollars, except per share amounts.]	Three months to October 31				Year ended - October 31			
		2002		2001		2002		2001
Net Revenues	$	**475**	$	428	$	**1,792**	$	1,636
Direct costs		**(295)**		(277)		**(1,132)**		(1,067)
Other operating costs		**(106)**		(87)		**(369)**		(342)
Depreciation and amortization		**(25)**		(24)		**(87)**		(78)
Restructuring activities, net		-		-		-		2
Equity earnings and investment gains		-		1		**8**		3
Operating income		**49**		41		**212**		154
Gain from issue of shares by MDS Proteomics		-		-		-		54
		49		41		**212**		208
Interest expense		**(4)**		(4)		**(17)**		(20)
Dividend and interest income		**1**		2		**6**		12
Minority interest		**(2)**		1		**(5)**		(2)
Income before income taxes		**44**		40		**196**		198
Income taxes		**(19)**		(19)		**(91)**		(82)
Income before amortization of goodwill		**25**		21		**105**		116
Amortization of goodwill (net of tax)		-		(16)		-		(43)
Net income	$	**25**	$	5	$	**105**	$	73
Earnings per share *[note 4]*								
Basic	$	**0.18**	$	0.15	$	**0.75**	$	0.83
Diluted	$	**0.17**	$	0.15	$	**0.74**	$	0.81

MDS Inc.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

[millions of Canadian dollars]	Three months to October 31				Year ended – October 31			
		2002		2001		2002		2001
Retained earnings, beginning of period	$	**528**	$	460	$	**457**	$	405
Net income		**25**		5		**105**		73
Repurchase of shares and options		**(3)**		(2)		**(6)**		(9)
Dividends -cash		**(5)**		(5)		**(10)**		(10)
-stock		**(2)**		(1)		**(3)**		(2)
Retained earnings, end of period	$	**543**	$	457	$	**543**	$	457

MDS Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[millions of Canadian dollars]	Three months to October 31		Year ended – October 31	
	2002	**2001**	**2002**	**2001**
Operating activities				
Net income	$ **25**	$ 5	$ **105**	$ 73
Items not affecting current cash flow *[note 5]*	**88**	36	**169**	79
Cash flow from operations	**113**	39	**274**	152
Changes in non-cash working capital balances relating to operations *[note 5]*	**(51)**	(20)	**(88)**	(75)
	62	21	**186**	77
Investing activities				
Acquisitions	**(1)**	-	**(16)**	(15)
Purchase of capital assets	**(46)**	(24)	**(157)**	(115)
Proceeds on divestitures	-	-	**23**	-
Other	**(8)**	9	**(54)**	5
	(55)	(15)	**(204)**	(125)
Financing activities				
Long-term debt issued	**4**	31	**74**	212
Long-term debt repayments	**(8)**	-	**(11)**	(228)
Decrease in deferred income and other	**2**	3	**(11)**	(75)
Payment of cash dividends	**(5)**	(5)	**(10)**	(10)
Issuance of shares	**1**	1	**5**	5
Repurchase of shares and options	**(2)**	(3)	**(5)**	(11)
Issuance of shares of subsidiary for cash	-	-	-	38
Minority interest distributions	**(3)**	-	**(10)**	(7)
Cash effects of translation of foreign subsidiaries	**2**	(1)	**(1)**	(3)
	(9)	26	**31**	(79)
Increase (decrease) in cash position during the period	**(2)**	32	**13**	(127)
Cash position, beginning of period	**186**	139	**171**	298
Cash position, end of period	$ **184**	$ 171	$ **184**	$ 171

Cash position comprises cash and cash equivalents less bank indebtedness

MDS Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of Canadian dollars, except where noted]

October 31, 2002

1.   ACCOUNTING POLICIES

These financial statement have been prepared on a basis consistent with the company's annual financial statements for the year ended October 31, 2001, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Effective November 1, 2001, the Company adopted the requirements of CICA Handbook section 3062, "Goodwill and Other Intangible Assets". Under the new standard, goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to an impairment review annually or more frequently if deemed appropriate. As of the adoption date, the Company has completed its impairment testing on the balance of goodwill and intangible assets and no impairment loss has been recorded. The Company has determined that it has no intangible assets of indefinite life.

Effective November 1, 2001, the Company adopted CICA Handbook section 3500, "Earnings per Share", which requires the use of the treasury method to calculate diluted earnings per share. The requirements of section 3500 were adopted retroactively and diluted EPS figures for the prior year were restated.

2.   LONG-TERM INVESTMENTS

The Company's share of earnings of significantly influenced companies and partnerships, included in operating income for the period was nil [2001 - $1].

3.   LONG-TERM DEBT

The Company has undertaken a private placement to raise US$311 million in the private debt market. The debt is to be structured as series of notes payable bearing fixed interest at rates between 5.15% and 6.19% and terms between five and twelve years. Proceeds of the offering will be used to repay existing facilities which would, but for this pending issuance of debt, be classified as the current portion of long-term debt.

4.   EARNINGS PER SHARE

Basic earnings per share have been calculated before deduction of goodwill amortization using the weighted average number of Common shares outstanding during the period. The weighted average number of shares outstanding for the quarter ended October 31, 2002 was 140.0 million basic and 142.4

MDS Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of Canadian dollars, except where noted]

October 31, 2002

million diluted [2001 – 139.6 and 141.7 respectively]. For fiscal 2001, basic and diluted earnings per share after deducting goodwill amortization for the three months ended October 31 were $0.04.

5. SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash flow items affecting net income comprise:

	Three Months to October 31		Year ended - October 31	
	2002	2001	2002	2001
	$	$	$	$
Depreciation and amortization	25	24	87	78
Amortization of goodwill	-	17	-	45
Minority interest	2	(1)	5	2
Future income taxes	61	(4)	73	(10)
Equity earnings (net of distribution)	-	-	(3)	(1)
Restructuring activity	-	-	-	19
Gain on issuance of shares by a subsidiary	-	-	-	(54)
Other	-	-	7	-
	88	36	169	79

Changes in non-cash working capital balances relating to operations include:

	Three Months to October 31		Year ended – October 31	
	2002	2001	2002	2001
	$	$	$	$
Accounts receivable	(19)	4	(37)	(17)
Inventories	14	2	(4)	(24)
Accounts payable and deferred income	(3)	6	(33)	25
Income taxes	(39)	(31)	(14)	(47)
Foreign exchange and other	(4)	(1)	-	(12)
	(51)	(20)	(88)	(75)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of Canadian dollars, except where noted]

October 31, 2002

6. SEGMENTED INFORMATION

	Three Months October 31, 2002				Three Months October 31, 2001			
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total
Net revenues	287	188	-	475	249	178	1	428
Operating income	45	18	(14)	49	43	13	(15)	41
Revenues by products and services:								
Medical isotopes				91				89
Analytical equipment				57				43
Pharmaceutical research services				139				117
Clinical laboratory services				143				121
Distribution and other				45				57
Proteomics				-				1

	Year ended October 31, 2002				Year ended October 31, 2001			
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total
Net revenues	1,068	721	3	1,792	933	700	3	1,636
Operating income	205	59	(52)	212	143	64	(53)	154
Revenues by products and services:								
Medical isotopes				343				343
Analytical equipment				217				160
Pharmaceutical research services				508				430
Clinical laboratory services				531				480
Distribution and other				190				220
Proteomics				3				3
Total assets at October 31	1,915	448	179	2,542	1,773	431	198	2,402

7. FIGURES

Certain figures for the previous period have been reclassified to conform with the current period's financial statement presentation.